Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

September 8, 2005	Release 15-05

EUROZINC SIGNS DRILLING CONTRACT WITH

MAJOR DRILLING

EuroZinc Mining Corporation and it’s wholly owned subsidiary Sociedade Mineira de Neves-Corvo SA (SOMINCOR) (together, the “Company”) are pleased to announce the signing of a 10,000 metre diamond drill contract with Major Drilling Group International Inc. The Canadian contractor is currently mobilizing a new track mounted drill rig (UDR 200D) that has the capability of drilling to over 1,000 metres in depth. The Company plans to start the drilling of targets on the Neves-Corvo Mining Lease as soon as the drill and crew arrive and expects this to be no later than the second half of October.

The drill program will focus on delineating the open, western edge of the Neves orebody that has a strike length of 1 kilometre, an average thickness of 16 metres and is located about 350 metres below surface. Prior to the EuroZinc acquisition of SOMINCOR, drilling along this edge intersected both copper and zinc rich mineralization. Examples include drill hole NA-13 (5.2 metres grading 11.6% copper, 0.52% lead, 3.08% zinc and 88.46 grams per tonne silver) and AN861 (10.0 metres grading 0.46% copper, 0.98% lead, 12.4% zinc and 100.4 grams per tonne silver) respectively. The Neves orebody is one of five orebodies that make up the Neves-Corvo Mine, one of the largest and highest-grade massive sulphide deposits in the world. It comprises approximately 32% of the measured and indicated copper resource tonnage and 72% of the indicated zinc resource at Neves-Corvo. The orebody is located favorably above the main haulage level in the mine and therefore will not require re-handling by the underground conveyor system. The initial program totals 4,000 metres, however, this metreage will be increased with extensions of the known mineralization to the west.

In addition to mine site exploration, the Company plans an aggressive exploration program in the Iberian Pyrite Belt over the next two years, and has applied for a number of new concessions covering a large part of the belt in Portugal. Two of these concessions are in the final stages of the review process by the Portuguese authorities and are expected to be granted in the fourth quarter of 2005. Compilation and re-processing of historic information is well underway and the company is in the process of securing a second drill rig to test the numerous anomalies identified from this work.

EuroZinc Mining Corporations is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

September 8, 2005 News ReleasePage 2

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo., Vice-President of exploration for EuroZinc Mining Corporation is the designated Qualified Person for the company. He is responsible for the design, execution and monitoring of the company’s exploration programs. Drill core samples are analyzed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electro-gravimetry (copper), or atomic absorption (zinc, silver and mercury). Samples with greater than 2.00% copper are re-analyzed by electro-gravimetry for copper, and greater than 2.50%  zinc are re-analyzed by atomic absorption for zinc.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.